SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series XI Notes in a principal amount of USD 15,812,209, due 2024.

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on April 3, 2024, will start the payment of the sixth installment of interests and principal installment related to its Series XI Notes issued on March 31, 2021.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	April 3, 2024
Number of service to be paid:	Sixth installment of interests and principal installment
Period comprised by the payment:	September 30, 2023 / March 31,2024
Concept of payment:	Interests (100%) and Principal (100%)
Payment Currency:	ARS (Argentine pesos) at applicable exchange rate.
Outstanding Capital:	USD 15,812,209.00
Annual Nominal Interest:	5,00%
Interest being paid:	USD 396,388.25
Principal being paid:	USD 15,812,209.00

Interests will be paid to the people at whose name the Notes were registered as of March 29, 2024 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

March 21, 2024	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets